January 20, 2015

VIA EDGAR

John Reynolds, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	CirTran Corporation
Schedule 14A filed October 27, 2014
File No. 000-49654

Dear Mr. Reynolds:

This letter is in response to your letter dated November 14, 2014, respecting your review of the Preliminary Information Statement on Schedule 14A filed October 27, 2014, by CirTran Corporation (the “Company”).

Set forth below are your comments, followed by the Company’s responses. The Company incorporated revised disclosures in response to your comments in its revised Preliminary Information Statement on Schedule 14A/R, which was filed today with revisions marked.

Preliminary Information Statement on Schedule 14A

Proposal No. 1, page 5

1.	We note that you have combined in Proposal No. 1 the reverse stock split and the reduction in the amount of common stock that is authorized. Rule 14a-4(a)(3) requires you to clearly identify each separate matter upon which you intend to act, whether or not related to or conditioned on the approval of other matters. Please revise to unbundle Proposal No. 1. If any of the proposals are mutually conditioned, please revise the proxy statement accordingly and provide appropriate disclosure regarding the effect of a negative vote on the related proposals.

Response:	The reverse stock split and the reduction in the authorized capitalization have been bifurcated as separate issues, with the reduced authorization to be considered only if the reverse stock split is approved.

Corporate Headquarters

4125 South 6000 West – West Valley City – Utah 84128 – Tel: (801) 963-5112 – Fax: (801) 963-5180

www.cirtran.com

CirTran Corporation

John Reynolds, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 20, 2015

2.	We note on page 7 that the “formula for calculating the shares to be issued in connection with conversions of these securities varies, based on the market price of its common stock” and that there will be “no limitation on the number of shares of common stock that may be issued in connection with conversion” if the recapitalization plan is effected. We also note on page 8 that there are “conversion limitations, or caps.” Please revise to provide further disclosure regarding the conversion feature of the note, including your estimation of the total number of shares that YA Global Investments, L.P. (“YA Global”), will receive based upon a range of market prices and the potential profit. Similarly, provide clear disclosure of the potential shares that may be issued upon exercise of the warrants and any other payments in stock related to this transaction. Discuss the dilutive effect the issuance of common stock upon conversion will have upon investors and the downward pressure on stock market price.

Response:	Substantial new disclosure has been added.

3.	Please provide tabular disclosure of payments (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to YA Global, or any affiliates, regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure explaining each payment and any assumptions used in making these calculations. Please do not include any repayment of principal on the convertible notes in this disclosure.

Response:	The Company confirms that respecting the transactions between YA Global and its affiliates, on the one hand, and the Company and its affiliates, on the other, it has not made or agreed to make in the future any payments in cash, stock, or in kind to “finders” or “placement agents,” any other payments, or potential payments (including any liquidated damages). The tables inserted at pages 6 through 8 set forth the details of all payments to YA Global and its affiliates. In connection with forbearance and ratification agreements, the Company reimbursed YA Global for attorney’s fees and other costs of the negotiations and documentation as noted in the enhanced disclosure.

4.	Please provide us, with a view toward disclosure in the proxy statement, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and YA Global, any affiliates of YA Global, or any person with whom YA Global has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

●	the date of the transaction;

CirTran Corporation

John Reynolds, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 20, 2015

●	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

●	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than YA Global, affiliates of the company, or affiliates of YA Global;

●	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

●	the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than YA Global, affiliates of the company, or affiliates of YA Global, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

●	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

●	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response:	Substantial new disclosure has been added.

5.	Please discuss in greater detail the current status of the convertible debentures and the company’s ability to pay the obligations under the convertible debentures.

Response:	Substantial new disclosure has been added.

General

6.	Please revise to include a beneficial ownership table. See Item 6(d) of Schedule 14A and Item 403 of Regulation S-K.

Response:	The principal stockholder table has been included.

CirTran Corporation

John Reynolds, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 20, 2015

The Company acknowledges the following:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

The Company would be happy to provide additional information you may request or respond to further inquiries.

Sincerely,

CirTran Corporation

/s/ Iehab Hawatmeh
Iehab Hawatmeh
Chief Executive Officer

cc: Hillary Daniels